U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 10-SB

                  Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                        SIERRA HOLDINGS GROUP, INC.
                        ---------------------------
       (Name of Small Business Issuer as specified in its charter)



      NEVADA                                   87-0565018
      ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)




                        5445 South Highland Drive
                       Salt Lake City, Utah  84117
                     ------------------------------
                 (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (801) 278-2805

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

   Sierra Holdings Group, Inc. (the "Company") was organized under the laws of the State of Utah on December 26, 1986, under the name "Celebrity Videos Incorporated." The Company was incorporated for the primary purposes of purchasing, selling, leasing and otherwise distributing video tapes and other video equipment and merchandise and engaging in any and all other lawful business.

          The Company was initially authorized to issue a total of 100,000,000 shares of common stock having a par value of one mill ($0.001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation, as revised on December 31, 1986, to exempt the Company from the Utah Control Shares Acquisition Act, and its current Bylaws are attached hereto and are incorporated herein by this reference. See the Exhibit Index, Part III of this Registration Statement.

         On December 30, 1986, the Company's Board of Directors authorized the issuance of 980,000 "unregistered" and "restricted" shares of its common stock to Dynamic Video Incorporated, a Utah corporation ("Dynamic Video"), in exchange for the sum of $2,450. In addition, the Company issued 643,000 "unregistered" and "restricted" shares to Steven D. Moulton, and 377,000 such shares to Chris C. Omer in exchange for $1,607.50 and $942.50, respectively.

         The shareholders of Dynamic Video approved a distribution of the Company's shares to Dynamic Video shareholders on February 6, 1987. These shares were distributed in order to provide a partial liquidating dividend to Dynamic Video's shareholders. In a letter dated January 12, 1987, the State of Utah recognized the reorganization as exempt from registration pursuant to
Section 61-1-4(2)(p) of the Utah Uniform Securities Act.

         On June 8, 1990, the shareholders of the Company approved a change of the Company's name to "Vegas Gaming Services, Inc." Articles of Amendment reflecting this change were filed with the State of Utah on July 18, 1990, and a copy of these Articles of Amendment is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III of this Registration Statement.

         On March 2, 1992, the shareholders of the Company resolved to change the name of the Company to "Nature Talks Corporation." Articles of Amendment effecting this name change were filed with the State of Utah on April 15, 1992; a copy of these Articles of Amendment is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III of this Registration Statement.

         The Company was dissolved on March 1, 1994 for failure to file an Annual Report with the Utah Division of Corporation. On February 8, 1996 the Third Judicial District Court of the State of Utah ordered an annual meeting of the stockholders to allow the election of a Board of Directors and to complete the Company's reinstatement. The annual meeting of the stockholders was held on February 27, 1996. On March 14, 1996 the Court entered an Order Confirming Election of Directors for the Corporation and the Company was reinstated on February 27, 1996.

         The Company's shareholders approved a 1 for 300 reverse split of its common voting stock on November 18, 1997. The Company retained its authorized capital at 100,000,000 shares of common stock and its par value at $0.001 per share, while making the necessary adjustments to the additional paid in capital account and stated capital accounts. No stockholder's share holdings were reduced below 50 shares as a result of this reverse split. The shareholders also resolved to change the name of the Company to "Sierra International, Inc." Articles of Amendment reflecting these changes were filed with the State of Utah on November 26, 1997. A copy of these Articles of Amendment is attached hereto and is incorporated herein by this reference. See the Exhibit Index, Part III of this Registration Statement.

         On February 9, 1998, the shareholders of the Company ratified a 10 for 1 reverse split of its $0.001 par value common stock, with no certificate to be reduced below 50 shares as a result of this reverse split, while retaining the present par value of $0.001 per share and authorized capital of 100,000,000 shares, and with appropriate adjustments being made in the stated capital and additional paid in capital accounts of the Company. The shareholders also ratified a change of domicile from the State of Utah to the State of Nevada by merging the Company into its wholly-owned subsidiary, Sierra Holdings Group, Inc, a Nevada corporation, ("Sierra Holdings"), which had been formed on February 3, 1998 for the sole purpose of changing the Company's domicile. The Articles of Incorporation of Sierra Holdings and the Articles of Amendment whereby the Company effected these changes were filed with the State of Utah on February 12, 1998. A copy of these Articles of Amendment is attached hereto and is incorporated herein by reference. See the
Exhibit Index, Part III of this Registration statement.

          Unless otherwise noted, all subsequent share computations in this Registration Statement retroactively reflect the above-referenced reverse splits.

         The merger of the company into Sierra Holdings became effective on February 13, 1998, the date that the Articles of Merger were filed in the State of Nevada. Unless otherwise indicated all references in this Registration Statement to the "Company" shall refer to Sierra Holdings. A copy of the Articles of Merger effecting the change of the Company's domicile is attached hereto and is incorporated herein by reference. See the Exhibit Index, Part III of this Registration Statement.

Business.
---------

          The Company has never engaged in any substantive business operations. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. Because the Company has virtually no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition; such an issuance would almost certainly result in a change in control of the Company. This may also result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, or contract. Even if stockholder approval is sought, Steven D. Moulton beneficially owns approximately 57% of the outstanding shares of common stock of the Company, and could approve any acquisition, reorganization or merger he deemed acceptable. The Company makes no assurance that any future enterprise will be profitable or successful.

          The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

          Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("Nasdaq"), an issuer must have such securities registered under the 1934 Act. Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

          Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

          Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has extremely limited current assets and cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

          The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

          Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transact on is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

          Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders. However, due to the minimal amount of time devoted to management by any person other than Mr. Moulton, there are no preliminary agreements or understandings with respect to management compensation.

          Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. It is not anticipated that any such opportunity will be afforded to other stockholders. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions."

Involvement in Other "Blank Check" Companies.
---------------------------------------------

          From 1984 to 1990, Steven D. Moulton, a director and the Secretary/Treasurer of the Company, served as a director and executive officer of several publicly-held development stage companies including Safron, Inc. (director and Vice President); Sagitta Ventures (director and President); Jasmine Investments (director and President); Java, Inc. (Secretary/Treasurer and director); and Onyx Holdings Corporation (director and President). From 1991 to 1994, Mr. Moulton was a director and President of Omni International Corporation, which is currently known as "Beachport Entertainment Corporation." Since 1995, he has served as director and executive officer of the Company (director and Secretary/Treasurer) and Wasatch International Corporation (formerly "Java, Inc.")(director and President). Mr. Moulton resigned from his positions with Wasatch International Corporation in July, 1996. Mr. Moulton was the President and a director of Icon Systems, Inc. ("Icon") from its inception to July 31, 1991. In addition, Mr. Moulton was the Secretary/Treasurer of Icon until November 17, 1997, at which time he was elected and is presently serving as President. Each of these companies may be deemed to have been a "blind pool" or "blank check" company at these times.

          Safron, Inc., a Utah corporation, sold 3,000,000 units of its securities at a price of $0.10 per unit, pursuant to a Registration Statement on Form S-18 that was filed with the Securities and Exchange Commission with an effective date of July 17, 1985. A total of $300,000 was raised under this offering for the purpose of acquiring or participating in a then-unidentified business opportunity. Mr. Moulton resigned his position with Safron, Inc. in November, 1987.

           Sagitta Ventures, Inc., a Utah corporation, filed a Registration Statement on Form S-18, effective date April 30, 1987, with the Securities and Exchange Commission. This Registration Statement provided for the sale of 12,000,000 units at a price of $0.02 per unit. The offering was closed on July 8, 1987, after 7,479,500 units were sold for an aggregate price of $149,590. Sagitta acquired all of the issued and outstanding common stock of Onyx Holding Corporation, with the proceeds from its offering, and subsequently distributed the Onyx shares as a partial liquidating dividend to its stockholders. Mr. Moulton was the President and a director of Onyx from July 10, 1987 through May 1, 1989.

          On August 19, 1987, Jasmine Investments completed the sale of 2,338,390 units to the public pursuant to a Registration Statement on Form S-18, at a price of $0.10 per share. A total of $233,839 was raised under this offering. After Mr. Moulton's resignation, Jasmine consummated a merger transaction and became known as "Audioventures Corporation."

          Java, Inc. sold 1,320,350 shares of its common stock at $0.10 per share pursuant to a Registration Statement on Form S-18, which became effective on April 22, 1986. On November 7, 1986, the stockholders of Java approved the acquisition of Quazon Communications, Inc., an Illinois corporation, which was engaged in the business of manufacturing and marketing computer terminals. Mr. Moulton resigned his position as Secretary/Treasurer on November 7, 1986, and resigned from the Board of Directors in August, 1987.

          Mr. Moulton resigned his positions with Omni International Corporation before its securities offering and had no involvement therein.

          In addition to the Company, Michelle Wheeler and Jeff Taylor are also involved as directors, executive officers and/or five percent stockholders of Icon, which is also deemed to be a "blank check" company.

Risk Factors.
-------------

          In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

          Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue in either of its two most recent fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

          Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

          Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

           Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

          Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2 of this Registration Statement.

          State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

          By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because the Company does not intend to make any offering of its securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any effect on the Company.

          In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company.

          The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States.

         Dependence on Management. The Company will be entirely dependent upon its management in locating any suitable acquisition or merger candidate. The Company has no employment agreements with management and does not maintain "key man" life insurance for such individuals.

          Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target. It is expected that members of management, other than Steven D. Moulton, will devote approximately five to 10 hours per month to corporate maintenance. Mr. Moulton expects to devote approximately 50 hours per month to the Company, including preparation of periodic reports under the 1934 Act and, when management deems it appropriate, seeking a quotation on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") and seeking a candidate for a merger or acquisition transaction.

         Loss of Corporate Control. Due to the fact that the Company has no assets, management anticipates that any merger or acquisition transaction will require the Company to issue shares of its common stock as the sole consideration for such transaction. Such an issuance would almost certainly result in a change in control of the Company and may also result in substantial dilution of the shares of current stockholders.

          Conflicts of Interest; Related Party Transactions.   Although the
Company has not identified any potential acquisition target and management does not believe that there is any "present potential" for such a transaction, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Although there is no formal bylaw, stockholder resolution or agreement authorizing any such transaction, corporate policy does not forbid it and such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

          Voting Control. Due to his ownership of a majority of the shares of the Company's outstanding common stock, Steven D. Moulton has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

          No Market for Common Stock; No Market for Shares. Although the Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD before any merger or acquisition transaction, and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

          Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          There has been no "established public market" for the Company's common stock in the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin
Board of the NASD.

          Section 15(g) of the 1934 Act, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

"Year 2000".
-----------

     Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

Principal Products and Services.
--------------------------------

          The extremely limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

          Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          None; not applicable.

Competitive Business Conditions.
--------------------------------

          There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the these endeavors; however, the Company, having virtually no assets or cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have operating histories when compared with the complete lack of any substantive operations by the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
----------------------------------------------------------------------------

          None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

          None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.
----------------

          None; not applicable.

Need for any Governmental Approval of Principal Products or Services.
---------------------------------------------------------------------

          On the effectiveness of the Company's Registration Statement on Form 10-SB, the Company will become subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the 1934 Act. Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

          Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14. Management recognizes that this filing process may deter other potential business venturers by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

          Costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company's principal stockholders or any potential business venturer, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher, even though the adoption, ratification and the approval of any such merger will be virtually assured if recommended by Steven D. Moulton, the principal stockholder of the Company.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------

          Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

          The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer;
is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

          A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

          The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

          None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

           None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

          The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

          Upon the effectiveness of its Registration Statement on Form 10-SB, the Company will become subject to the periodic reporting obligations of
Section 13 of the 1934 Act. This will require the Company to file (i) an annual report on Form 10-KSB with the Securities and Exchange Commission within 90 days of the close of each fiscal year (Reg. Sections 240.13a-1 and 249.310b); (ii) a quarterly report on Form 10-QSB within 45 days of the end of each of the first three quarters of its fiscal year (Reg. Sections 240.13a-13 and 249.308b); and (iii) a current report on Form 8-K within 15 days of the occurrence of certain material events (e.g., changes in accountants, acquisitions or dispositions of a substantial amount of assets not in the ordinary course of business) (Reg. Sections 240.13a-11 and 249.308). In addition, annual reports on Form 10-KSB must be accompanied by audited financial statements as of the end of the issuer's most recent fiscal year. These reporting requirements may deter potential reorganization candidates that are not willing to undergo the public and agency scrutiny resulting therefrom.

          During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing and making the requisite filings with the Securities and Exchange Commission or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. Management does not intend to raise any required funds through any private placement of "unregistered" and "restricted" securities or any public offering of its common stock. Nor does the Company intend to undertake any offering of its securities under Regulation S of the Securities and Exchange Commission. As of the date of this Registration Statement, the Company has not begun seeking any acquisition and there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of any acquisition or merger candidate.

          Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.
---------------------------------

          Other than cash in the amount of approximately $20,000, the Company has no appreciable assets, property or business. The Company rents office space from a non-affiliated individual for $50 per month. Because the Company has no business, its activities have been limited to keeping itself in good standing in the State of Utah and, recently, in the State of Nevada, and with preparing this Registration Statement, the accompanying financial statements and the Company's periodic reports under the 1934 Act. These activities have consumed an insignificant amount of management's time.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of February 27, 1998. Each of these persons has sole investment and sole voting power over the shares indicated.

                                Number                 Percentage
Name and Address      of Shares Beneficially Owned      of Class
----------------      ----------------------------      --------

Steven D. Moulton              5,307,679(1)                 57%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Jeff Taylor                    2,000,334                    21%
1879 Siggard Drive
Salt Lake City, Utah  84106

Michelle Wheeler               2,000,334                    21%
4817 S. Fortuna Way
Salt Lake City, Utah  84127
                                ---------                   -----
          TOTALS               9,308,347                    99%

     (1) Steven D. Moulton is the President, director and 9% shareholder of Wasatch Consulting Group, which is the record holder of 7,667 shares of the Company's common stock. These shares have been added to the ownership totals for Mr. Moulton.

Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of February 27, 1998. Each of these persons has sole investment and sole voting power over the shares indicated.

                                   Number              Percentage
Name and Address        of Shares Beneficially Owned    of Class
----------------        ----------------------------   ----------
Steven D. Moulton              5,307,679(1)                 57%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Jeff Taylor                    2,000,334                    21%
1879 Siggard Drive
Salt Lake City, Utah  84106

Michelle Wheeler               2,000,334                    21%
4817 S. Fortuna Way
Salt Lake City, Utah  84127
                                ---------                   -----
All directors and executive
officers as a group (3)        9,308,347                    99%


     (1) Steven D. Moulton is the President, director and 9% shareholder of Wasatch Consulting Group, which is the record holder of 7,667 shares of the Company's common stock. These shares have been added to the ownership totals for Mr. Moulton.

     See the caption "Directors, Executive Officers, Promoters and Control Persons," below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in May of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                       Date of       Date of
                  Positions          Election or   Termination
Name                Held             Designation   or Resignation
----                ----             -----------   --------------

Steven D. Moulton    President          11/97          *
                     Secretary/          2/96        11/97
                     Treasurer           2/96        11/97
                     Director            2/96          *

Jeff Taylor          Vice President      2/96          *
                     Director            2/96          *

Michelle Wheeler     President           2/96        11/97
                     Secretary/         11/97          *
                     Treasurer          11/97          *
                     Director            2/96          *


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          Steven D. Moulton, Director and President.  Mr. Moulton is
36 years of age. He graduated from Olympus High School in Salt Lake City, Utah in 1980. From 1984 to 1990, he served as a director and executive officer of several publicly-held development stage companies including Safron, Inc. (director and Vice President); Sagitta Ventures (director and President); Jasmine Investments (director and President); Java, Inc. (Secretary/Treasurer and director); and Onyx Holdings Corporation (director and President). From 1991 to 1994, Mr. Moulton was a director and President of Omni International Corporation, which is currently known as "Beachport Entertainment Corporation." Since 1995, he has served as director and Secretary/Treasurer of Icon Systems, Inc. Since 1996, he has served as director and executive officer of the Company (director and Secretary/Treasurer and later as President) and Wasatch International Corporation (director and President).
Mr. Moulton resigned from his positions with Wasatch International Corporation in July, 1996. With the exception of Sagitta Ventures, Omni International Corporation and Wasatch International Corporation, none of these companies was subject to the reporting requirements of the Securities and Exchange Commission. Mr. Moulton owned and operated a Chem-Dry carpet cleaning franchise from 1991 to 1995. See the heading "Involvement in Other Blank Check Companies," Part I, Item 1, of this Registration Statement.

          Jeff Taylor, Director and Vice President. Mr. Taylor is 32 years of age. He graduated from Hiram Johnson High School in Sacramento, California, in 1983. From 1988 to 1991, he was employed as an auto painter at Fabrication Specialties in Sacramento. In 1991, Mr. Taylor moved his family to Utah. Mr. Taylor has an A.S. degree from Utah Valley State College and is currently enrolled in the College of Nursing at the University of Utah. He plans to pursue a masters degree in Nurse Anesthesia. Since 1996, Mr. Taylor has served as Vice President of Icon Systems, Inc. See the heading "Involvement in Other Blank Check Companies," Part I, Item 1, of this Registration Statement.

          Michelle Wheeler, Director and Secretary/Treasurer. Ms. Wheeler, age 31, is a 1991 graduate of the University of Utah, where she received a B.S. degree in Communications. From July, 1991 through January, 1994, she was a reservation agent for Delta Airlines in Salt Lake City, Utah. Since then, she has been a homemaker. Ms. Wheeler has NASD series 6 and 63 licenses. Since 1996, Ms. Wheeler has served as President of Icon Systems, Inc. See the heading "Involvement in Other Blank Check Companies," Part I, Item 1, of this Registration Statement.


Significant Employees.
----------------------

          The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to the Company's operations. Members of management are the only persons who may be deemed to be promoters of the Company.

Family Relationships.
---------------------

          There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

               The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                SUMMARY COMPENSATION TABLE


                                                         Long Term
Compensation


                      Annual Compensation              Awards         Payouts

-------------------------------------------------------------------------------------------------
  (a)             (b)             (d)      (e)         (f)         (g)
(h)        (I)

                                                                    Securities
          All
                                             Other                  Underlying
         Other
Name and        Year or                       Annual    Restricted  Options/
LTIP       Compen-
Principal       Period      Salary   Bonus    Compen-   Stock       SAR's (#)
Payouts    sation
Position        Ended        ($)      ($)     sation($) Awards($)     (1)
($)
-------------------------------------------------------------------------------------------------

Steven D. Moulton 10/30/96     0        0        0         0           0
  0        0
President         10/30/97     0        0        0         0           0
  0        0
Director           2/28/98     0        0        0     2000000(2)      0
  0        0

Jeff Taylor       10/30/96     0        0        0         0           0
  0        0
Vice President    10/30/97     0        0        0       334(1)        0
  0        0
Director           2/28/98     0        0        0     2000000(2)      0
  0        0

Michelle Wheeler  10/30/96     0        0        0         0           0
  0        0
Sec./Treasurer,   10/30/97     0        0        0       334(1)        0
  0        0
Director           2/28/97     0        0        0     2000000(2)      0
  0        0


     (1) In February, 1996, 8,334 post-split "unregistered and "restricted" shares of the Company's common stock were issued to these persons in consideration for services rendered: 7,667 shares to Wasatch Consulting Group, Inc.; and, 334 shares to each Michelle Wheeler and Jeff Taylor. These shares have been arbitrarily valued at par value per share.

     (2) In February, 1998, 2,000,000 post-split "unregistered" and "restricted" shares of the Company's common stock were issued to each of these persons in consideration of services rendered.  These shares have been arbitrarily valued at par value per share.

          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended October 30, 1997, or 1996. Further, no member of the Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this
Item.   Starting on March 1, 1998, Steven D. Moulton receives $750 per month salary as President of the Company.

           There are no plans whereby the Company would issue any of its securities to management, promoters, their affiliates or associates in consideration of services rendered or otherwise.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

          There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed fiscal year for any service provided as director.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------------------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

           Nor are there any agreements or understandings for any director or executive officer to resign at the request of another person; none of the Company's directors or executive officers is acting on behalf of or will act at the direction of any other person.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

           There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, each of the current directors and executive officers has received "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered. Steven D. Moulton has received an aggregate of 5,300,012 "unregistered" and "restricted" post-split shares in consideration of services rendered and the sum of $10,000. See the captions "Executive Compensation" of this Registration Statement. In addition, Wasatch Consulting Group, Inc., which may be deemed to be an affiliate of Mr. Moulton, has loaned the Company the sum of $10,000. This loan is payable on demand and bears interest at the rate of 12% per year.

Certain Business Relationships.
-------------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement.

Indebtedness of Management.
---------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement.

Parents of the Issuer.
----------------------

          The Company has no parents, except to the extent that Mr. Moulton may be deemed to be a parent by virtue of his stock holdings. See the caption "Security Ownership of Certain Beneficial Owners and Management" Part I, Item 4 of this Registration Statement.

Transactions with Promoters.
----------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

          The Company has one class of securities authorized, consisting of 100,000,000 authorized shares of one mill ($0.001) par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

           There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.


                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------------------

Market Information.
-------------------

          There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management may have a substantial adverse impact on any such public market. See the caption "Recent Sales of Unregistered Securities" Part II, Item 4 of this Registration Statement.

          There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          The issuances of an aggregate of 9,300,680 "unregistered" and "restricted" post-split shares of common stock to certain current directors and executive officers of the Company, B.W. Blackstone, Ltd. and Wasatch Consulting Group, were the only issuances of any securities of the Company during the past three years. Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See the caption "Recent Sales of Unregistered Securities" Part II, Item 4, of this Registration Statement.

Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 191.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
------------------------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

                    Date           Number of        Aggregate
     Name            Acquired             Shares           Consideration
      ----            --------            ---------         -------------

Michelle Wheeler      2/26/98             2,000,000           Services
                      2/27/96                  334            Services

Jeff Taylor           2/26/98            2,000,000            Services
                      2/27/96                  334            Services

Steven D. Moulton     2/26/98            2,000,000            Services
                      2/26/98            3,000,000            $10,000

Wasatch Consulting    2/27/96                7,667            Services

B. W. Blackstone, Ltd.2/27/96                1,667            Services

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections
78.751 (1) and 78.751(2) to situations in which either (1) the stockholders,
(2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

          Article VIII of the Company's Bylaws restates the above-referenced indemnification provisions of the NRS. This right to indemnification continues as to persons who have ceased to be agents of the Company and inures to the benefit of such persons' heirs, executors and administrators.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Unaudited Financial Statements
     February 28, 1998, October 31, 1997
     and 1996
     --------

     Balance Sheets

     Statements of Operations

     Statements of Stockholders' Equity (Deficit)

     Statements of Cash Flows

     Notes to the Financial Statements

(ii) Audited Financial Statements
     November 30, 1997, October 31, 1997
     and 1996
     --------

     Independent Auditors' Report

     Balance Sheets

     Statements of Operations

     Statements of Stockholders' Equity
     (Deficit)

     Statements of Cash Flows

     Notes to the Financial Statements


                                 PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration
Statement:



Exhibit
Number      Description*
------      ------------
 3.1        Articles of Incorporation of Celebrity Video
            Incorporated, filed on December 26, 1986

 3.2        Revised Articles of Incorporation of Celebrity
            Videos Incorporated, filed on December 31, 1986

 3.3        Articles of Amendment to Articles of
            Incorporation, filed on July 18, 1990

 3.4        Articles of Amendment to Articles of
            Incorporation, filed on April 15, 1992

 3.5        Articles of Amendment to Articles of
            Incorporation, filed on November 26, 1997

 3.6        Articles of Incorporation of Sierra Holding
            Group Inc., a Nevada corporation, filed on February 3, 1998

 3.7        Articles of Amendment to Articles of
            Incorporation, filed February 12, 1998

 3.8        Articles of Merger of Sierra International, Inc.
            (Utah) and Sierra Holdings Group, Inc. (Nevada)

 3.9 Bylaws of Sierra Holding Group, Inc., a Nevada corporation

27          Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          ** These documents and related exhibits have been previously filed with the Securities and Exchange
               Commission and are incorporated herein by reference.

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SIERRA HOLDINGS GROUP, INC.

Date: 4/2/98                                By/s/Steven D. Moulton
      ----------                             ------------------------
                                             Steven D. Moulton,
                                             Director and President

Date: 4/2/98                                By/s/Jeff Taylor
      ----------                             ------------------------
                                              Jeff Taylor, Director and Vice
                                             President


Date: 4/2/98                                By/s/Michelle Wheeler
      ----------                             ------------------------
                                             Michelle Wheeler, Director
                                             and Secretary/Treasurer

                    SIERRA HOLDINGS GROUP, INC.
               (Formerly Sierra International, Inc.)
                   (A Development Stage Company)

                      FINANCIAL STATEMENTS

             February 28, 1998, October 31, 1997 and 1996

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
Sierra Holdings Group, Inc.
(Formerly Sierra International, Inc.)
Salt Lake City, Utah

The accompanying balance sheets of Sierra Holdings Group, Inc. (formerly Sierra International, Inc.) as of February 28, 1998, October 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the four months ended February 28, 1998, the years ended October 31, 1997, 1996 and 1995, and from inception on December 26, 1986 through February 28, 1998 were not audited by us and, accordingly, we do not express an opinion on them.

/S/Jones, Jensen & Company
Jones, Jensen & Company
March 5, 1998

                           SIERRA HOLDINGS GROUP, INC.
                     (Formerly Sierra International, Inc.)
                          (A Development Stage Company)
                                  Balance Sheets
                                   (Unaudited)
ASSETS
                              February 28,            October 31,
                                 1998            1997           1996
CURRENT ASSETS
     Cash                     $     20,353      $     -       $     -

          Total Current Assets      20,353            -             -

          TOTAL ASSETS        $     20,353      $     -       $     -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Accounts payable         $     -           $     489     $     475
     Taxes payable                  -                 200           100
     Shareholder loan payable
     (Note 2)                      10,000              -            -

          Total Liabilities        10,000             689           575

STOCKHOLDERS' EQUITY (DEFICIT)

     Common stock: 100,000,000
      shares authorized of $0.001
      par value, 9,326,744, 18,132
      and 18,132 shares issued and
      outstanding, respectively     9,327              19            19
     Capital in excess of par
      value                        78,950          57,258        57,258
     Deficit accumulated during the
      development stage           (77,924)        (57,966)      (57,852)

          Total Stockholders'
          Equity (Deficit)         10,353            (689)         (575)

          TOTAL LIABILITIES, AND
            STOCKHOLDERS' EQUITY
            (DEFICIT)            $ 20,353       $     -       $     -

                              SIERRA HOLDINGS GROUP, INC.
                         (Formerly Sierra International, Inc.)
                             (A Development Stage Company)
                               Statements of Operations
                                     (Unaudited)
                                                                       From
                    For the                                       Inception on
                  Four Months                                    December 26,
                   Ended                                         1986 Through
                  February 28,   For the Years Ended October 31, February 28,
                    1998         1997          1996         1995      1998
REVENUES                 -              -             -           -         -

EXPENSES                 -              -             -           -         -

LOSS FROM DISCONTINUED
 OPERATIONS          (19,958)          (114)     (30,160)       (107) (77,924)

NET LOSS            $(19,958)    $     (114)    $ (30,160) $    (107)$(77,924)

LOSS PER SHARE      $  (0.02)    $    (0.01)    $   (2.03) $   (0.01)

WEIGHTED AVERAGE
 NUMBER OF SHARES    822,733         18,132        14,844      8,132

                         SIERRA HOLDINGS GROUP, INC.
                    (Formerly Sierra International, Inc.)
                        (A Development Stage Company)
                 Statements of Stockholders' Equity (Deficit)
                                  (Unaudited)
                                                                    Deficit
                                                                 Accumulated
                                                  Capital in      During the
                                   Common Stock   Excess of      Development
                                Shares     Amount  Par Value         Stage
Balance at inception
     on December 26, 1986          -       $    -  $     -       $     -

Shares issued for cash
     at $7.50 per share            667          1      4,999           -

Partial liquidating
     dividend - April 17, 1987     -             -     (2,484)          -

Net loss for the year ended
     October 31, 1987              -            -        -            (910)

Balance, October 31, 1987          667          1      2,515          (910)

Net loss for the year ended
     October 31, 1988              -            -        -          (1,701)

Balance, October 31, 1988          667          1      2,515        (2,611)

Net income for the year ended
     October 31, 1989              -            -        -             251

Balance, October 31, 1989          667          1      2,515        (2,360)

Contribution and cancellation
of shares by officers of the
Company                           (465)         -        -             -

Shares issued for services
     valued at $3.00 per share   1,697          2      5,088           -

Expenses paid on behalf of the
     Company by a shareholder      -             -       304           -

Net loss for the year ended
     October 31, 1990              -             -       -          (5,650)

Balance, October 31, 1990        1,899           3     7,907        (8,010)

Net loss for the year ended
     October 31, 1991              -             -       -            (100)

Balance,  October 31, 1991       1,899     $     3   $ 7,907      $  (8,110)

Shares issued for services
     valued at $3.00 per share   2,900           3     8,697             -

Shares issued in acquisition
of Nature Talks Corp. valued
at $3.00 per share               3,333           3     9,997             -

Net loss for the year ended
     October 31, 1992              -            -       -           (19,275)

Balance, October 31, 1992        8,132          9    26,601         (27,385)

Net loss for the year ended
     October 31, 1993              -            -       -              (100)

Balance, October 31, 1993        8,132          9    26,601         (27,485)

Net loss for the year ended
     October 31, 1994              -            -       -              (100)

Balance, October 31, 1994        8,132          9    26,601         (27,585)

Net loss for the year ended
     October 31, 1995              -            -       -              (107)

Balance, October 31, 1995        8,132          9    26,601         (27,692)

Shares issued for services
     valued at $3.00 per share  10,000         10    29,990             -

Expenses paid on behalf of the
     company by a shareholder      -             -       667             -

Net loss for the year ended
     October 31, 1996              -             -      -           (30,160)

Balance, October 31, 1996       18,132          19   57,258         (57,852)

Net loss for the year ended
     October 31, 1997              -             -      -              (114)

Balance, October 31, 1997       18,132          19   57,258         (57,966)

Issuance of fractional shares
for 1-for-300 reverse stock
split                            7,375           7        (7)           -

Shares issued for cash at $0.01
      per share                300,000         300     2,700             -

Issuance of fractional shares
for 1-for-10 reverse stock split 1,237           1       (1)            -

Shares issued for services
valued at par $0.003 per
share                        6,000,000       6,000   12,000             -

Shares issued for cash at
approximately $0.003 per
share                        3,000,000       3,000     7,000             -

Net loss for the four
months ended February 28, 1998     -           -        -           (19,958)

Balance, February 28, 1998   9,326,744   $   9,327 $ 78,950       $ (77,924)

                           SIERRA HOLDINGS GROUP, INC.
                     (Formerly Sierra International, Inc.)
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)
                                                                    From
                    For the                                      Inception on
                  Four Months                                   December 26,
                     Ended                                      1986 Through
                  February 28, For the Years Ended October 31,   February 28,
                    1998       1997         1996        1995          1998
Cash Flows from Operating
 Activities:

Net loss from discontinued
    operations     $ (19,958)  $   (144)    $ (30,160)  $ (107)  $  (77,924)
     Organization costs  -          -              -        -        (1,065)
     Depreciation and
     amortization        -          -              -        -         3,496
     Stock issued for
     services         18,000        -            30,000     -        71,790
     Increase
     (decrease) in
     accounts payable   (489)        14              -       -           -
     Increase (decrease)
     in taxes payable   (200)       100            (507)    107          -

Cash Provided (Used) by
Operating Activities  (2,647)       -              (667)    -        (3,703)

Cash Flows from Investing
 Activities:

     Purchase of
     equipment           -          -               -        -       (4,887)

Cash Provided (Used) by
Investing Activities     -          -                -        -      (4,887)

Cash Flows from Financing
 Activities:

     Disbursement of
     partial liquidating
     dividend            -          -                 -        -     (2,484)
     Capital contributed
     by stockholders     -           -                 667      -       971
     Non-cash sale of
     video cassettes     -           -                 -        -      (369)
     Issuance of common
     stock            13,000         -                  -        -   18,000
     Repayment of
     loan from
     shareholder      (2,000)        -                  -         -  (2,000)
     Proceeds of loan
     from shareholder 12,000         -                  -         -  14,825

Cash Provided (Used) by
Financing Activities $23,000   $     -            $     667   $   - $28,943

NET INCREASE (DECREASE)
 IN CASH             $20,353   $     -            $     -      $   -$20,353

CASH AT BEGINNING OF
 PERIOD                  -           -                   -          -    -

CASH AT END OF PERIOD $20,353  $     -            $     -      $    - $20,353

Cash Payments For:

     Income taxes     $   -    $     -            $     -       $    - $   -
     Interest         $    75  $     -            $     -      $    - $    75

Non-Cash Financing Activities:

     Exchange of
     video cassettes
     in lieu of note
     payable          $   -    $     -            $     -       $   -  $  369

                          SIERRA HOLDINGS GROUP, INC.
                    (Formerly Sierra International, Inc.)
                         (A Development Stage Company)
                       Notes to the Financial Statements
                February 28, 1998, October 31, 1997 and 1996
                                 (Unaudited)

NOTE 1 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Organization

The financial statements presented are those of Sierra Holdings Group, Inc. (formerly Sierra International, Inc.) The Company was incorporated as Celebrity Videos, Inc. under the laws of the State of Utah on December 26, 1986. On April 17, 1987, the Company was "spun off" of Loki Holding Corporation (formerly Dynamic Video, Inc.) in a partial liquidating dividend. On July 18, 1990, the Company changed its name to Vegas Gaming Services, Inc. On April 15, 1992, the Company changed its name to Nature Talks Corporation.

At a meeting on November 18, 1997, the shareholders approved a proposal to reverse stock split the outstanding common shares at a rate of 1 share for every 300 shares outstanding, with no stockholders' holdings to be reduced below 50 shares as a result of such reverse split. All references to shares outstanding and earnings per share have been retroactively restated to reflect the reverse stock split. On November 26, 1997, the Company changed its name to Sierra International, Inc.

At a meeting on February 9, 1998, the shareholders approved a proposal to reverse stock split the outstanding common shares at a rate of 1 share for every 10 shares outstanding, with no stockholders' holdings to be reduced below 50 shares as a result of such reverse split. All references to shares outstanding and earnings per share have been retroactively restated to reflect the reverse stock split.

On February 13, 1998, Sierra International, Inc. merged with Sierra Holdings Group, Inc. changing the Company's state of incorporation from Utah to Nevada and its name to Sierra Holdings Group, Inc.

     b.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted an October 31 year end.

     c.  Loss Per Share

The computations of loss per share of common stock are based on the weighted average number of shares issued and outstanding at the date of the financial statements.

     d.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 -     RELATED PARTY TRANSACTIONS

A shareholder loaned the Company $10,000 to cover operating expenses. The note payable is unsecured, due on demand and accrues interest at 12% annually.

NOTE 3 -     GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 -     ISSUANCE OF STOCK

During the year ended October 31, 1987, the Company issued 667 shares of common stock for $5,000 cash.

During the year ended October 31, 1990, shareholders of the Company contributed 465 shares of common stock back to the Company. In addition, 1,697 shares of common stock were issued for services valued at an average price of $3.00 per share.

During the year ended October 31, 1992, the Company issued 2,900 shares of common stock for services valued at an average price of $3.00 per share. In addition, the Company issued 3,333 shares of common stock in the acquisition of Nature Talks Corporation.

During the year ended October 31, 1996, the Company issued 10,000 shares of common stock for services valued at $3.00 per share.

During the four months ended February 28, 1998, the Company issued 7,375 fractional shares of common stock as a result of the 300-to-1 reverse stock split. The Company also issued 300,000 post 300-to-1 reverse stock split shares of common stock for $3,000 cash. In addition, the Company issued 1,237 fractional shares of common stock as a result of the 10-to-1 reverse stock split. Finally, 6,000,000 post-split shares of common stock were issued for services valued at $18,000 and 3,000,000 post-split shares of common stock were issued for $10,000 cash.




                    SIERRA INTERNATIONAL, INC.
               (Formerly Nature Talks Corporation)
                  (A Development Stage Company)
                          Balance Sheets
                              ASSETS

                               November 30,       October 31,
                            1997               1997            1996
CURRENT ASSETS
  Cash                       $    5,000          $    -         $    -

     Total Current Assets         5,000               -              -

     TOTAL ASSETS            $    5,000          $     -        $    -


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

  Accounts payable           $      498          $    489       $    475
  Taxes payable                     200               200            100
  Shareholder loan payable
  (Note 2)                        2,000               -              -

     Total Liabilities            2,698               689            575

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock: 100,000,000
   shares authorized of $0.001
   par value, 3,188,693, 181,318
   and 181,318 shares issued and
   outstanding, respectively      3,189               182            182
  Capital in excess of par value 57,088            57,095         57,095
  Deficit accumulated during the
   development stage            (57,975)          (57,966)       (57,852)

     Total Stockholders' Equity
     (Deficit)                    2,302              (689)          (575)

     TOTAL LIABILITIES, AND
      STOCKHOLDERS EQUITY
      (DEFICIT)              $    5,000          $    -          $    -

                     SIERRA INTERNATIONAL, INC.
                 (Formerly Nature Talks Corporation)
                    (A Development Stage Company)
                      Statements of Operations
                                                                      From
                                                                  Inception on
                     For the                                     December 26,
                    Month Ended                                  1986 Through
                    November 30,  For the Years Ended October 31, November 30,
                        1997       1997         1996         1995     1997
REVENUES            $      -      $      -       $      -    $    -    $   -

EXPENSES                   -             -              -         -        -

LOSS FROM DISCONTINUED
  OPERATIONS               (9)          (114)       (30,160)    (107) (57,975)

NET LOSS            $       (9)   $      (114)   $   (30,160)$  (107)$(57,975)

LOSS PER SHARE      $    (0.00)   $     (0.00)   $     (0.20)$ (0.00)

WEIGHTED AVERAGE
  NUMBER OF SHARES   1,484,514        181,318         148,989  81,318

                    SIERRA INTERNATIONAL, INC.
                (Formerly Nature Talks Corporation)
                   (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit)
                                                                   Deficit
                                                                  Accumulated
                                                  Capital in      During the
                                   Common Stock   Excess of       Development
                                Shares     Amount  Par Value         Stage
Balance at inception
     on December 26, 1986          -       $    -  $     -       $     -

Shares issued for cash
     at $0.75 per share           6,667          7      4,993           -

Partial liquidating
     dividend - April 17, 1987     -             -     (2,484)          -

Net loss for the year ended
     October 31, 1987              -            -        -            (910)

Balance, October 31, 1987         6,667          7      2,509         (910)

Net loss for the year ended
     October 31, 1988              -            -        -          (1,701)

Balance, October 31, 1988         6,667          7      2,509       (2,611)

Net income for the year ended
     October 31, 1989              -            -        -             251

Balance, October 31, 1989        6,667          7      2,509        (2,360)

Contribution and cancellation
of shares by officers of the
Company                          (4650)        (4)        4             -

Shares issued for services
     valued at $0.30 per share   16,667         17      4,983           -

Shares issued for services
     valued at $0.31 per share       97        -           30           -

Shares issued for services
     valued at $0.29 per share       68        -           20           -

Shares issued for services
     valued at $0.29 per share       68        -           20           -

Shares issued for services
     valued at $0.29 per share       68        -           20           -

Expenses paid on behalf of the
     Company by a shareholder      -             -       304           -

Net loss for the year ended
     October 31, 1990              -             -       -          (5,650)

Balance, October 31, 1990       18,985           20     7,890        (8,010)

Net loss for the year ended
     October 31, 1991              -             -       -             (100)

Balance,  October 31, 1991      18,985           20     7,890        (8,110)

Shares issued for services
     valued at $0.30 per share     350           -        105             -

Shares issued for services
     valued at $0.30 per share     833            1       249            -

Shares issued for services
     valued at $0.30 per share     750            1       224            -

Shares issued for services
     valued at $0.30 per share      67           -         20            -

Shares issued for services
     valued at $0.30 per share      83           -         25            -

Shares issued for services
     valued at $0.30 per share   3,333            3       997            -

Shares issued for services
     valued at $0.30 per share  21,667           22     6,478            -

Shares issued for services
     valued at $0.30 per share   1,667           2      498              -

Shares issued in acquisition
of Nature Talks Corp. valued
at $0.30 per share              33,333           33    9,967             -

Shares issued for services
     valued at $0.30 per share     250           -       75             -

Net loss for the year ended
     October 31, 1992              -            -       -           (19,275)

Balance, October 31, 1992       81,318          82    26,528        (27,385)

Net loss for the year ended
     October 31, 1993              -            -       -              (100)

Balance, October 31, 1993       81,318          82    26,528         (27,485)

Net loss for the year ended
     October 31, 1994              -            -       -              (100)

Balance, October 31, 1994       81,318          82    26,528         (27,585)

Net loss for the year ended
     October 31, 1995              -            -       -              (107)

Balance, October 31, 1995       81,318          82    26,528         (27,692)

Shares issued for services
     valued at $0.30 per share  76,667          77    22,923             -

Shares issued for services
     valued at $0.30 per share  16,667          17    4,983             -

Shares issued for services
     valued at $0.30 per share   3,333           3      997              -

Shares issued for services
     valued at $0.30 per share   3,333           3      997              -

Expenses paid on behalf of the
     company by a shareholder      -             -       667             -

Net loss for the year ended
     October 31, 1996              -             -      -           (30,160)

Balance, October 31, 1996      181,318         182   57,095         (57,852)

Net loss for the year ended
     October 31, 1997              -             -      -              (114)

Balance, October 31, 1997      181,318         182   57,095         (57,966)

Issuance of fractional shares
for 1-for-300 reverse stock
split                            7,375           7       (7)            -

Shares issued for cash at par 3,000,000      3,000        -              -

Net loss for the month ended
 November 30, 1997                   -         -          -              (9)

Balance, November 30, 1997    3,188,693  $   3,189   $ 57,088   $    (57,975)

                       SIERRA INTERNATIONAL, INC.
                   (Formerly Nature Talks Corporation)
                      (A Development Stage Company)
                        Statements of Cash Flows
                                                                    From
                                                               Inception on
                     For the                                   December 26,
                   Month Ended                                 1986 Through
                   November 30, For the Years Ended October 31, November 30,
                      1997        1997       1996         1995       1997
Cash Flows from Operating
 Activities:

  Net loss from
   discontinued
   operations        $      (9)  $    (114)  $ (30,160)  $   (107) $(57,975)
  Organization costs        -          -            -          -     (1,065)
  Depreciation and
  amortization              -           -            -          -     3,496
  Stock issued for services -           -        30,000         -    53,790
  Increase (decrease in
  accounts payable           9           14          -          -       498
  Increase (decrease) in
  taxes payable             -            100        (507)      107       200

   Cash Provided (Used) by
    Operating Activities    -           -           (667)        -   (1,056)

Cash Flows from Investing
 Activities:

  Purchase of equipment     -            -           -           -   (4,887)

   Cash Provided (Used) by
    Investing activities    -            -            -           -  (4,887)

Cash Flows from Financing
 Activities:

  Disbursement of partial
   liquidating dividend     -            -             -          -  (2,484)
  Capital contributed by
   stockholders             -             -             667       -     971
  Non-cash sale of video
   cassettes                -             -             -         -    (369)
  Issuance of common stock 3,000          -             -         -   8,000
  Proceeds of loan from
   shareholder             2,000          -              -        -   4,825

   Cash Provided (Used) by
    Financing Activities  $5,000    $     -        $     667  $   - $10,943

NET INCREASE (DECREASE)
 IN CASH                  $5,000     $     -        $     -   $   - $ 5,000

CASH AT BEGINNING OF
 PERIOD                      -              -              -       -     -

CASH AT END OF PERIOD     $5,000     $      -        $     -  $    - $ 5,000

Cash Payments For:

  Income taxes           $   -       $      -        $     -  $    - $   -
  Interest               $   -       $      -        $     -  $    - $   -

Non-Cash Financing Activities:

  Exchange of video
   cassettes in lieu of
   note payable          $   -       $      -        $     - $   -  $   369

                     SIERRA INTERNATIONAL, INC.
                 (Formerly Nature Talks Corporation)
                     (A Development Stage Company)
                   Notes to the Financial Statements
          November 30, 1997, October 31, 1997, 1996 and 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.  Organization

         The financial statements presented are those of Sierra International, Inc. (formerly Nature Talks Corporation). The Company was incorporated as Celebrity Videos, Inc. under the laws of the State of Utah on December 26, 1986. On April 17, 1987 the Company was "spun off" of Loki Holding Corporation (formerly Dynamic Video, Inc.) in a partial liquidating dividend. On July 18, 1990, the Company changed its name to Vegas Gaming Services, Inc. On April 15, 1992, the Company changed its name to Nature Talks Corporation.

         At a meeting on November 18, 1997, the shareholders approved a proposal to reverse stock split the outstanding common shares at a rate of 1 share for every 300 shares outstanding, with no stockholders' holdings to be reduced below 50 shares as a result of such reverse split. All references to shares outstanding and earnings per share have been retroactively restated to reflect the reverse stock split. On November 26, 1997, the Company changed its name to Sierra International, Inc.

         b.  Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted an October 31 year end.

         c.  Loss Per Share

         The computations of loss per share of common stock are based on the weighted average number of shares issued and outstanding at the date of the financial statements.

         d.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         e.  Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - RELATED PARTY TRANSACTIONS

         A shareholder loaned the Company $2,000 to cover operating expenses. The note payable is unsecured, due on demand and accrues interest at 10% annually.

NOTE 3 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 - ISSUANCE OF STOCK

         During the year ended October 31, 1987, the Company issued 6,667 shares of common stock for $5,000 cash.

         During the year ended October 31, 1990, shareholders of the Company contributed 4,650 shares of common stock back to the Company. In addition 16,968 shares of common stock were issued for services valued at an average price of $0.30 per share.

         During the year ended October 31, 1992, the Company issued 29,000 shares of common stock for services valued at an average price of $0.30 per share. In addition, the Company issued 33,333 shares of common stock in the acquisition of Nature Talks Corporation.

         During the year ended October 31, 1996, the Company issued 100,000 shares of common stock for services valued at $0.30 per share.

         During the month ended November 30, 1997, the Company issued 7,375 fractional shares of common stock as a result of the 300-to-1 reverse stock split. In addition, 3,000,000 post-split shares of common stock were issued for $3,000 cash.